ETFS Capital Limited Ordnance House, 31 Pier Road St. Helier, Jersey JE2 4XW

April 12, 2023

[Nominee]

[Address]

Re:	WisdomTree, Inc.

Dear [Nominee]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of WisdomTree, Inc. (the “Company”), in connection with the proxy solicitation that ETFS Capital Limited and certain of its affiliates (collectively, the “Indemnifying Parties”) are considering undertaking to nominate and elect directors at the Company’s 2023 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter will set forth the terms of our agreement.

Subject to the terms and condition contained herein, the Indemnifying Parties agree to advance costs of defense relating to, indemnify, and hold you harmless against, any and all claims of any nature arising from the Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to the Indemnifying Parties or any of their affiliates of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by the Indemnifying Parties or any of their affiliates), or material breach of the terms of this letter agreement; provided, further, that except for acts in connection with the Solicitation and any related transactions which occurred prior to your being elected a director of the Company, the indemnification and other obligations hereunder shall terminate upon your becoming a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing for or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Indemnifying Parties prompt written notice of such claim or Loss (a “Loss Notice”) (provided that failure to promptly notify the Indemnifying Parties shall not relieve the Indemnifying Parties from any liability which it may have on account of this letter agreement, except to the extent the Indemnifying Parties shall have been materially prejudiced by such failure). Upon receipt of a Loss Notice, the Indemnifying Parties will provide you with counsel to represent you if you do not already have counsel of your own. Such counsel shall be reasonably acceptable to you. The Indemnifying Parties shall advance all expenses incurred by or on behalf of you for all Losses suffered or incurred by you as provided herein within thirty (30) days after the receipt by the Indemnifying Parties of such Loss Notice, provided, however, that such written notice shall include or be preceded or accompanied by a written undertaking by or on behalf of you to repay any expenses advanced by the Indemnifying Parties if it shall ultimately be determined that you are not entitled to be indemnified against such expenses under this agreement.

The Indemnifying Parties may not enter into any settlement of any Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such Loss or claim and does not require you to admit to any violation of any law, order or regulation. Notwithstanding anything to the contrary set forth in this letter agreement, the Indemnifying Parties shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without the Indemnifying Parties’ prior written approval. In addition, you agree not to enter into any settlement of any Loss or claim without the written consent of the Indemnifying Parties, which consent will not be unreasonably withheld.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Indemnifying Parties, any confidential, proprietary or non-public information (collectively, “Information”) of the Indemnifying Parties, its affiliates or any other party to that certain Joint Filing and Solicitation Agreement with respect to the Solicitation which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Indemnifying Parties, its affiliates or any other party to that certain Joint Filing and Solicitation Agreement with respect to the Solicitation or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Indemnifying Parties (a “Disclosure Notice”) so that the Indemnifying Parties may seek a protective order or other appropriate remedy or, in the Indemnifying Parties’ sole discretion, waive compliance with the terms of this letter agreement. In the event that no such protective order or other remedy is obtained or the Indemnifying Parties do not waive compliance with the terms of this letter agreement, you may consult with counsel at the cost of the Indemnifying Parties and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential. The Indemnifying Parties hereby agree to pay for the cost of seeking such a protective order or other appropriate remedy and for your consultation with counsel, as applicable.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Indemnifying Parties and, upon request of a representative of the Indemnifying Parties, all such information shall be returned or, at the Indemnifying Parties’ option, destroyed by you, with such destruction confirmed by you to the Indemnifying Parties in writing.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which, taken together, shall constitute one and the same instrument.

* * *

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed as of the day and year first above written.

ETFS Capital Limited

By:
	Name:	Graham Tuckwell
	Title:	Chairman

[Nominee]